FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 6, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for September 6, 2006 and incorporated by reference herein is the Registrant’s immediate report dated September 6, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: September 6, 2006

BLUEPHOENIX SELECTED FOR
MAJOR MODERNIZATION PROJECT OF
VEHICLE DISTRIBUTION SYSTEM

IT Service Provider for Toyota Distributorship Expects Modernized IT System to Maximize Profitability through Improved Customer Service and Broader Offerings.

CARY, N.C. and HERZLIA, Israel – Sept. 6, 2006 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, announced today that it was selected by the IT service provider for Gulf States Toyota, Inc., a major Toyota distributor, to modernize the company’s vehicle distribution system. The modernized system will enable Toyota dealers within the distributor’s region to improve vehicle purchase processes, broaden their offerings, and increase profitability.

“We are delighted to be working with leading IT modernization company BluePhoenix Solutions to address our new business needs,” said Bill Russell, CIO. “With technology and services from BluePhoenix Solutions, we’ll renovate our application and migrate from VSAM, a non-relational database to DB2, a relational one.”

Gulf States Toyota, Inc., which processes and distributes vehicles and parts to 147 Toyota automobile dealerships across Texas, Louisiana, Arkansas, Oklahoma and Mississippi, is having its IT service provider undertake this major IT modernization initiative in order to maximize profitability by significantly upgrading customer service quality and efficiency, and broadening the array of products and services offered.

The IT project involves global assessment, conversion and field expansion. Migration is being performed using the automated BluePhoenix™ DBMSMigrator and BluePhoenix™ FieldEnabler solutions along with BluePhoenix proven methodology and professional services. BluePhoenix has already commenced working on this major project during the current quarter.

“This project follows several other successful migration assignments we have completed or are currently executing for companies in the automotive sector,” said Arik Kilman, CEO of BluePhoenix Solutions. “Our proven methodology and advanced automation tools help customers grow revenue, reduce costs and better compete in the marketplace.”

BluePhoenix Solutions has extensive experience in automated global assessment, platform, database, and application migration, and remediation projects for a range of customers in the automotive market, including BMW, DaimlerChrysler, Ford Motor Company, and others.

About BluePhoenix (www.bphx.com)
BluePhoenix (NASDAQ: BPHX) is a leading global provider of modernization solutions for legacy information systems. Its unique suite of automated tools and services helps customers grow revenue, reduce costs, shorten time to market, and extend the ROI of their existing legacy systems. BluePhoenix is unique in addressing the full range of IT modernization through automated migration solutions that mitigate risk, minimize IT downtime, and preserve application business logic. BluePhoenix offerings help firms effectively plan and carry out strategic projects such as database, application, and platform migrations; field transformations; system standardizations; application development and redevelopment; and application outsourcing.

Its solutions serve companies from numerous, diverse industries, such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, RSI, SDC Udvikling, and TEMENOS. BluePhoenix has 12 offices in the USA, UK, Denmark, Germany, Italy, the Netherlands, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com